MEMORANDUM OF AGREEMENT

         The undersigned parties agree to settle all claims except with respect to NRDA issues that Chugach Electric Association (Chugach) could assert as arising under its insurance policies with Admiral Insurance Company, Alaska National Insurance Company, Nationwide Mutual Insurance Company and Providence Washington Insurance Company (insurers) in relation to Chugach's PRP obligations at the Standard Steel Superfund site. The terms of the settlement are as follows:
     1. On or before March 15, 1998, the Insurers will bring current the Heller Ehrman bills with interest running at 101/2% from 1-1-1998. These bills include $8,750.71 owed on 1990-91 billings and current billings in the amount of $7,496.40.
     2. On March 15, 1998 or thirty days after Chugach provides the Insurers with documentation supporting its claim for payment, whichever is later, the Insurers will pay 100% of the following: 50% of the partial consent decree costs minus the scrap removal costs ($433,611). This amount will be allocated to defense costs. The Insurers will also pay 77.5% of the remaining 50% partial consent decree costs, the scrap removal costs, the 1997 RD/RA and oversight costs. This 77.5% payment will be allocated to indemnity. Interest will run at the rate of 8% simple interest from the date this payment is due.
     3. On 12-1-98 and 12-1-99 or thirty days after Chugach provides the Insurers with documentation supporting its claim for payment whichever is later, the Insurers will pay 77.5% of the RD/RA and oversight costs incurred since the last payment. These progress payments will be allocated to indemnity. Interest will run at the rate of 8% simple interest from the date a payment is due.
     4. On the earlier of EPA certification of completion of remedial action or 1-1-2001, assuming documentation has been provided at least thirty days before payment is due, the Insurers will pay 77.5% of the RD/RA and oversight costs incurred since the last payment. The Insurers will also pay 90% of the present value of Chugach's likely future obligations for O & M costs, oversight and defense costs. This present value will be set by the PRP's consultant. If the present value of Chugach's share is set at less than $100,000, the Insurers agree to be bound by this determination. If this amount is set at or over $100,000 and the parties cannot agree on the amount,


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the parties will try to agree on a single mutually acceptable  consultant to set the present value of Chugach's future obligations. If the parties cannot agree on a consultant, each side will pick a consultant and the two consultants will pick a third consultant and all three consultants will set the lump sum present value of Chugach's future obligations. The decision of two of the three consultants will be binding. The cost of a single consultant, or, if three consultants are used, the "swing" consultant, will be paid on a 50-50 basis by Chugach and the Insurers. If three consultants are used, each party will pay the full cost of the consultant it selected. Interest will run at the rate of 8% from the date payment is due.
     5. The Insurers will pay 90% of reasonable and necessary defense costs going forward as of March 1, 1998 until EPA certification or 1-1-2001 whichever is earlier, assuming prior thirty day documentation. Attorneys fees incurred for January and February of 1998 will be paid on a 100% basis with the Insurers retaining their right to audit and dispute such bills and will be due within thirty days of receipt of billing.
     6.  Chugach and  Providence  Washington  agree that the 1978 policy will be treated as if it has limits of $50,000 for liability on account of property damage for purposes of this settlement but the parties agree that this will not waive Chugach's right to argue in any future claims that this policy had higher limits.
     7. The parties agree that they will work cooperatively together to retain as much confidentiality as possible of this settlement while acknowledging that Chugach has substantial disclosure obligations.
     8. Each insurer agrees, that as to their own policies, they will allocate payments made under this settlement on a pro rata horizontal basis. The Insurers do not agree to allocate on a pro rata basis as between them. Providence Washington will not allocate horizontally to policies before 1-1-78.
     9.  All  NRDA  issues,   whether  related  to  defense  or  indemnification
obligations, are excluded from this settlement.
     10. Heller Ehrman will prepare the final settlement documents with the Insurers retaining their right to review and edit.

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DATED this 3rd day of February 1998.


 /s/ Gary Oehler                                    /s/ Richard Rizk
ANIC                                                For Nationwide Mutual

 /s/ Jerret E. Sale                                 /s/ James E. Horne
for Prov. Wash.                                   For Admiral Insurance Company

 /s/ Carol Johnson
for Chugach Electric Assoc, Inc.


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